

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   October 12, 2016

Stephen J. Jones
President and Chief Executive Officer
Covanta Holding Corporation
445 South Street
Morristown, NJ 07960

>   **Re: Covanta Holding Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **File No. 001-06732**

Dear Mr. Jones:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Jennifer Thompson

                                    Jennifer Thompson
                                    Accounting Branch Chief
                                    Office of Consumer Products

cc: Bradford J. Helgeson
       Executive Vice President and Chief Financial Officer